Exhibit 1.3

CDC Software Announces Strategic
Partnership with HumanConcepts

Alliance will greatly enhance the organizational chart offering to the Greater China market

Hong Kong, November 25, 2002 CDC Software, the software unit of chinadotcom corporation (NASDAQ: CHINA: Website: www.corp.china.com), today announced that its software unit formed a strategic technology licensing and distribution alliance with HumanConcepts LLC (“HumanConcepts”) which complements CDC Software’s PowerHRP suite of human resources management software applications. HumanConcepts is a market leader of industry-leading tools that assist organizations in visualizing and communicating their organizational structure and in managing changes to the way in which they are organized. This alliance further solidifies CDC Software’s strength as a leading provider of human resources software in Greater China as exemplified by its existing client base which includes Microsoft (China) Co. Ltd., Shangri La Hotels and Resorts and Shenzhen Airlines.

There are several elements to this strategic alliance under the agreement. First, OrgPlus™, the flagship product of HumanConcepts, will become an essential component to CDC Software’s PowerHRP suite of human resources management software applications. Second, CDC Software has been appointed as the exclusive Master Distributor of OrgPlus™ for mainland China and Taiwan. Not only will CDC Software license OrgPlus™ through its existing customer base, but will also distribute indirectly through various resellers and independent software developers. Third, CDC Software will fully localize OrgPlus™ to meet the Chinese language requirements of Chinese users for both simplified and traditional Chinese characters. Finally, CDC Software will establish a call center providing telephone and online support to OrgPlus™ users.

OrgPlus enables organizations to visualize their current structure, create scenarios to plan for change and to communicate organizational information across the enterprise. OrgPlus integrates with most HR information systems to automatically generate charts from existing data and export linked organizational charts directly into Microsoft PowerPoint® presentations or Word documents. OrgPlus Professional also provides many options for communicating organizational information via the web or an Intranet using OrgViewer, HTML or PDF.

“From a product functionality standpoint, OrgPlus allows HR managers to communicate just-in-time org charts across their enterprise, and gives both HR and departmental managers the tools to do planning and what-if analysis,” commented Steve Collins, Managing Director of CDC Software. “Strategically, we recognized that enterprises in China are becoming more and more demanding of functionally rich organizational chart solutions. Rather than re-invent the wheel, we decided to partner with the clear market leader in this space. With a user base of over 500,000 users, and the standard of choice by 400 of the Fortune 500 companies, we were compelled to work with HumanConcepts.”

“We are excited about the introduction of OrgPlus into the Chinese and Taiwanese markets and being able to provide local language, technical and sales support through our partnership with CDC Software,” commented Martin Sacks, Chief Executive Officer of HumanConcepts. “A strong local presence will be valuable both to existing and prospective local Chinese and Taiwanese customers, as well as many of our customers in the US and elsewhere with operations in China who are looking to standardize on their software choices worldwide.”

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software entity, CDC Software, has been established to spearhead the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. chinadotcom software arm currently has 1,000 installations and 400 customers in Greater China.

For more information about chinadotcom corporation, please visit www.corp.china.com.

About HumanConcepts

HumanConcepts provides industry-leading tools to assist organizations in visualizing and communicating their organizational structure and in managing changes to the way in which they are organized. OrgPlus functionality spans the disciplines of Enterprise Resource Planning, Human Capital Management, Knowledge Management and Organizational Development. At HumanConcepts, we refer to what we do as Organizational Change Management—the discipline and process of managing change—Visualizing, planning, and communicating.

OrgPlus has become an essential management tool for millions of professionals worldwide, in organizations of every type. Based on knowledge shared by thousands of OrgPlus users, HumanConcepts has defined methodologies for org charting best practices that are being embraced everyday by companies worldwide. HumanConcepts is privately held and based in Mill Valley, California. To learn more about OrgPlus and HumanConcepts, visit www.orgplus.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations (Hong Kong)

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations (U.S.)

Craig Celek, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (212) 661 2160
e-mail	:	craig.celek@hk.china.com

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